SEC FILE NUMBER 000-51439
CUSIP NUMBER 252603105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: October 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

DIAMOND FOODS, INC.

Full Name of Registrant

Not Applicable

Former Name if Applicable

600 Montgomery Street, 13th Floor

Address of Principal Executive Office (Street and Number)

San Francisco, California 94111-2702

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in Diamond Food, Inc.’s (“Diamond”) Current Report on Form 8-K dated November 1, 2011, the Audit Committee of the Diamond Board of Directors (the “Audit Committee”) is performing an investigation of Diamond’s accounting for certain crop payments to walnut growers (the “Investigation”). At this time, the Audit Committee has not completed the Investigation. As a result, Diamond expects to file its Quarterly Report on Form 10-Q for its fiscal first quarter after the December 12, 2011 filing deadline. Neither the Audit Committee nor Diamond’s Board of Directors has determined whether Diamond will need to restate any previously issued financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven M. Neil	415	445-7444
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*	Due to the Audit Committee’s ongoing Investigation described in Part III above, Diamond cannot provide a reasonable estimate and comparison of its results of operations at this time.

Statements in this Form 12b-25 that relate to future results, events and expectations, including statements about Diamond’s financial statements, the filing of Diamond’s periodic reports under the Securities Exchange Act of 1934, as amended, and the anticipated timing and outcome of the Audit Committee investigation are forward-looking statements based on Diamond management’s current expectations. Actual results may differ materially from those described in these forward-looking statements because of many risks and uncertainties, including: general economic, business and industry conditions; the duration and scope of the Audit Committee’s investigation and the potential outcomes of such investigation, including potential conclusions that there is a material weakness in Diamond’s internal control over financial reporting, that its disclosure controls and procedures are not effective, that a restatement of Diamond’s financial statements is required; Nasdaq delisting proceedings for Diamond’s common stock; and litigation and potential governmental investigations or proceedings arising out of or related to accounting and financial reporting matters. Additional discussion of these and other factors affecting Diamond’s business and prospects is described under “Part I – Item 1A. Risk Factors” in Diamond’s Annual Report on Form 10-K for the fiscal year ended July 31, 2011, under “Risk Factors” in Diamond’s registration statement on Form S-4 filed with the SEC in conjunction with the proposed acquisition of the Pringles snack business from P&G, which registration statement has not yet become effective, and under “Additional Risk Factors” in Diamond’s Current Report on Form 8-K filed with the SEC on November 28, 2011. All forward-looking statements included in this Form 12b-25 are made as of the filing date of this Form 12b-25, based on information currently available to Diamond’s management, and Diamond assumes no obligation to update any forward-looking statement.

DIAMOND FOODS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 12, 2011	By:	/s/ Steven M. Neil
		Name:	Steven M. Neil
		Title	Executive Vice President, Chief Financial and Administrative Officer